    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1997

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           CAMBRIDGE SOUNDWORKS, INC.
                           (Name of Subject Company)

                           CAMBRIDGE SOUNDWORKS, INC.
                      (Name of Person(s) Filing Statement)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   132514-100
                     (CUSIP Number of Class of Securities)

                               THOMAS J. DEVESTO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           CAMBRIDGE SOUNDWORKS, INC.
                               311 NEEDHAM STREET
                          NEWTON, MASSACHUSETTS 02164
                                 (617) 332-5936
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                With a copy to:
                           JOSEPH D. S. HINKLEY, ESQ.
                                PEABODY & ARNOLD
                                 50 ROWES WHARF
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 951-2100

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Cambridge SoundWorks, Inc., a Massachusetts corporation ("CSW" or the "Company"), and the address of its principal executive offices is 311 Needham Street, Newton, Massachusetts 02164. The title of the class of equity securities to which this statement relates is the Common Stock, without par value, of the Company (the "Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement relates to the tender offer by CSW Acquisition Corporation ("Purchaser"), a Massachusetts corporation and a wholly owned subsidiary of Creative Technology Ltd., a Singapore corporation ("Creative" or "Parent"), to purchase all of the outstanding Shares held by the Company's stockholders other than Parent or its affiliates (such stockholders, the "Public Stockholders" and such Shares, the "Publicly Held Shares") at $10.68 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated November 3, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference in their entirety. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 3, 1997 (the "Schedule 14D-1") and in a Rule 13e-3 Transaction Statement on Schedule 13E-3 dated November 3, 1997 (the "Schedule 13E-3"), both of which are filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the SEC thereunder. The Offer is being made by Purchaser pursuant to an Agreement and Plan of Merger, dated as of October 30, 1997, by and among Parent, Purchaser and the Company (as the same may be amended from time to time, the "Merger Agreement"), a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference in its entirety.

  According to the Purchaser's Schedule 14D-1, the address of the principal executive offices of Parent is 31 International Business Park, Creative Resource, Singapore 609921, and the address of the principal executive offices of the Purchaser is 1901 McCarthy Boulevard, Milpitas, California 95035.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Except as described herein, in Annex I attached hereto which is incorporated herein by reference, and in the Company's Proxy Statement dated September 29, 1997 relating to the Company's 1997 Annual Meeting of Stockholders (the "1997 Proxy Statement") (filed as Exhibit 4 hereto and incorporated herein by reference), to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates, or (2) the Purchaser, its executive officers, directors or affiliates.

THE MERGER AGREEMENT

  The following is a summary of the material terms of the Merger Agreement, a copy of which appears as an Exhibit to the Tender Offer Statement on Schedule 14D-1 filed by the Purchaser and Parent with the SEC in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable after the date thereof, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The Merger Agreement further provides that the Purchaser will not, without the consent of the Company, accept for payment any Shares tendered pursuant to the

                                       2
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Offer unless at least two-thirds of then issued and outstanding Shares (on a fully diluted basis) will have been validly tendered and not withdrawn prior to the expiration of the Offer, thereby satisfying the Minimum Share Condition. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the Minimum Share Condition and certain other conditions that are described in "THE OFFER -- Certain Conditions of the Offer" in the Offer to Purchase. The Purchaser and Parent have agreed that no change in the Offer may be made which decreases the Offer Price, changes the form of consideration payable in the Offer or reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer in addition to those described in "THE OFFER -- Certain Conditions of the Offer" in the Offer to Purchase. The Purchaser may (x) from time to time extend (and re-extend) the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer have not been satisfied or waived, until such time as such conditions have been satisfied or waived, (y) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; or (z) extend (and re-extend) the Offer for any reason on one or more occasions for an aggregate period of not more than 20 business days beyond the latest expiration date that would otherwise be permitted under clause (x) or (y) above, if on such expiration date at least that number of Shares necessary to permit the Merger to be effected without a meeting of the Company's stockholders in accordance with the Massachusetts Business Corporation Law ("MBCL") have not been tendered.

  The Merger. The Merger Agreement provides that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the MBCL, the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation and will become a wholly-owned subsidiary of Parent. At the Effective Time (as defined in the Merger Agreement), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by Parent, the Purchaser or any subsidiary of Parent or the Company or Shares held by stockholders who will have properly demanded and perfected appraisal rights under the MBCL) will be cancelled and converted automatically into the right to receive the Offer Price of $10.68 per share.

  The Purchaser or the designated paying agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts that the Purchaser or the paying agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

  Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

  Promptly upon the purchase by the Purchaser of Shares in the Offer, and from time to time thereafter, the Purchaser will be entitled to designate that number of directors, rounded up to the next whole number, on the Company's Board of Directors (the "Company Board") that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by the Purchaser, Parent and any direct or indirect wholly owned subsidiary of Parent (including Shares purchased in the Offer) bears to the total number of Shares outstanding at such time, and to effect the foregoing the Company will upon request by the Purchaser, at the Company's election, either increase the number of directors comprising the Company Board or seek and accept resignations of incumbent directors. The first date on which designees of the Purchaser will constitute a majority of the Company Board is referred to as the "Cut-Off Date." At such times, the Company will use its reasonable best efforts to cause individuals designated by the Purchaser to constitute the same percentage of each committee of the Company Board as such individuals represent on the Company Board.

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

  Following the Cut-Off Date and prior to the Effective Time, the Company Board will have at least one director who is neither designated by the Purchaser, an employee of the Company nor otherwise affiliated with the Purchaser (one or more of such directors, the "Independent Directors") and any amendment of the Merger Agreement or the Articles of Organization or Bylaws of the Company, any termination or amendment of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or any exercise or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of the Independent Directors.

  The Merger Agreement provides that the directors of the Purchaser at the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the Articles of Organization of the Purchaser will be the Articles of Organization of the Surviving Corporation; provided, however, that, at the Effective Time, Article I of the Articles of Organization of the Surviving Corporation will be amended to read as follows: "The name of the corporation is Cambridge SoundWorks, Inc." The Merger Agreement also provides that the Bylaws of the Purchaser will be the bylaws of the Surviving Corporation.

  At the Effective Time, each holder of an option to purchase shares of Company common stock (a "Company Option") issued pursuant to the Company's 1993 Stock Option Plan (the "Stock Option Plan") will become entitled to receive from the Surviving Corporation, for each such Company Option, an amount in cash equal to the product of (i) the excess, if any, of the Merger Price over the applicable exercise price of each such Company Option and (ii) the number of Shares such holder could have purchased had such holder exercised such Company Option immediately prior to the Effective Time, and thereafter each such Company Option will be cancelled. The Stock Option Plan will terminate as of the Effective Time and the Company will use reasonable efforts to ensure that following the Effective Time no holder of options or any participant in the Stock Option Plan has any right thereunder to acquire any equity securities of the Company or the Surviving Corporation.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company, Parent and the Purchaser as to corporate status and the enforceability of the Merger Agreement against each such party and by the Company as to its capitalization, compliance with law, the accuracy of financial statements and filings with the SEC and the absence of certain material adverse changes or events concerning the Company's business from June 29, 1997 to the date of the Merger Agreement.

  Covenants of Parent, the Purchaser and the Company. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting"). At the Stockholders' Meeting, Parent and the Purchaser will cause all Shares then owned by them to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby. In the event that the Purchaser acquires such number of Shares that, when taken together with the Shares previously owned by Parent and Purchaser, constitute at least 90% of the outstanding Shares, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 82 of the MBCL, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

  The Merger Agreement provides that the Company will, if required by applicable law, as soon as practicable following consummation of the Offer, file a proxy statement with the SEC under the Exchange Act (the "Proxy Statement"), and will use its best efforts to have the Proxy Statement cleared by the SEC. Parent, the Purchaser and the Company will cooperate with each other in the preparation of the Proxy Statement, and the Company will notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and will provide promptly to Parent copies of all correspondence between the Company or any representative of the Company and the SEC. The Company will give Parent and its counsel the opportunity to review and comment upon the Proxy Statement prior to its being filed with the SEC and will give Parent and its counsel the opportunity to review and comment upon all amendments and supplements to the Proxy Statement and participate in the preparation of any written responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. The Company and its counsel will be given the opportunity to review and comment on the Offer documents and any amendments thereto prior to the filing thereof with the SEC. Parent and the Purchaser will provide the Company and its counsel with a copy of any written comments or telephonic notification of any verbal comments Parent or the Purchaser may receive from the SEC or its staff with respect to the Offer documents promptly after the receipt thereof and will provide the Company and its counsel with a copy of any written responses and telephonic notification of any verbal responses of Parent, the Purchaser or their counsel. Each of the Company, Parent and the Purchaser agrees to use reasonable efforts, after consultation with the other parties, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders' Meeting at the earliest practicable time.

  Pursuant to the Merger Agreement, the Company has agreed that neither it nor any of its employees or directors will initiate or solicit any inquiries in respect of, or make any proposal for, a Third Party Acquisition (as defined below), or engage in any negotiations concerning a Third Party Acquisition; provided, however, that if at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Company Board determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to an unsolicited Third Party Acquisition, (x) furnish only such information with respect to the Company as was delivered to Parent and (y) participate in the discussions and negotiations regarding such offer; and further provided, that the Company or the Company Board may comply with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any proposed Third Party Acquisition. The Company has agreed to notify Parent promptly if any inquiries relating to or proposals for a Third Party Acquisition are received by the Company or any negotiations in connection with a possible Third Party Acquisition are sought to be initiated or continued with the Company.

  Except as set forth below, the Company Board has agreed not withdraw its recommendation of the Offer or the Merger and other transactions contemplated hereby or approve or recommend any Third Party Acquisition. Notwithstanding the preceding sentence, if the Company Board determines that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company Board may withdraw or alter its recommendation of the Offer or the Merger, or approve or recommend or cause the Company to enter into an agreement with respect to a Superior Proposal (as defined below), but in each case only (i) after providing written notice to Parent advising it that the Company Board has received a Superior Proposal and
(ii) if Parent does not, within five business days (or within two business days with respect to any amendment to any Superior Proposal) after Parent's receipt of notice, make an offer which the Company Board determines in its good faith judgment to be as favorable to the Company's stockholders as such Superior Proposal; provided, however, that the Company will not be entitled to enter into any agreement with respect to a Superior Proposal unless the Merger Agreement is concurrently terminated by its terms. For purposes of the Merger Agreement, "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person or entity (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent, the Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of 30% or more of the total assets of the Company (other than the purchase of the Company's products in the ordinary course of business); (iii) the acquisition by a Third Party of 30% or more of the outstanding Shares; (iv) the adoption by the Company of a plan of partial or complete liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company of 30% or more of the outstanding Shares; or (vi) the acquisition by the Company by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose annual revenues, net income or assets is equal to or greater than 30% of the annual revenues, net income or assets of the Company. For purposes of the Merger Agreement, a "Superior Proposal" means any

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bona fide proposal to acquire directly or indirectly for consideration consisting of cash and/or securities more than 50% of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company by a majority vote determines in its good faith judgment (based on consultation with Hambrecht & Quist LLC ("Hambrecht & Quist") or another financial adviser of nationally recognized reputation) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person or entity making the proposal, including the availability of financing therefor) and more favorable to the Company's stockholders than the Offer and the Merger.

  Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Cut-Off Date, unless Parent otherwise agrees in writing: (i) the businesses of the Company and its subsidiaries will be conducted only in, and the Company will not take any action except in, the ordinary course of business and in a manner consistent with past practice; (ii) the Company will endeavor to preserve substantially intact the business organization of the Company, to keep available the services of the current officers and employees of the Company and to preserve the current relationships of the Company with customers, suppliers and other persons with which the Company has significant business relations; and (iii) the Company will not declare or pay dividends, split, combine or reclassify its stock, issue convertible securities or issue rights, warrants or options to purchase Shares other than shares issuable upon exercise of warrants or Company Options outstanding as of the date of the Merger Agreement; amend its Articles of Organization or Bylaws; acquire or agree to acquire any business or any corporation or other business organization or division thereof; authorize any single capital expenditure which is in excess of $50,000 or capital expenditures which are, in the aggregate, in excess of $150,000; increase the compensation payable to its officers or employees, except for increases in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company, or establish or amend any collective bargaining, compensation, stock option, or other arrangement for the benefit of any director, officer or employee; make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; pay or settle any suit, claim, liability or obligation, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the Company's balance sheet dated as of June 29, 1997 as filed by the Company with the SEC in its Annual Report on Form 10-K for its fiscal year ended June 29, 1997 or subsequently incurred in the ordinary course of business and consistent with past practice; or take any action that would result in any of the representations and warranties of the Company set forth in this Agreement becoming untrue in any material respect or in any of the conditions to the Offer or any of the conditions to the Merger not being satisfied.

  The Company and Parent are each obligated under the Merger Agreement to give each other prompt notice of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder.

  The parties have agreed that all rights to indemnification by the Company existing as of the date of the Merger Agreement in favor of each present and former director and officer of the Company as provided in the Company's Articles of Organization or Bylaws or pursuant to any other agreements in effect as of such date will survive the Merger and will continue in full force and effect for a period of at least six years from the Effective Time. The Merger Agreement also provides that the Surviving Corporation will use commercially reasonable efforts to maintain in effect for six years from the Effective Time directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms comparable to such existing insurance coverage (including coverage amounts); provided, however, that in no event will the Surviving Corporation be required to expend more than an amount per year equal to 125% of current annual premiums paid by the Company for such insurance. The Surviving Corporation's obligation to maintain such insurance will, however, terminate at such time following the first anniversary of the

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Merger Agreement as Parent, in its sole discretion, agrees in writing to assume in all respects the general indemnification obligations of the Company with respect to its directors and officers.

  Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each of the parties thereto will use its reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions and to fulfill the conditions to the Offer and the Merger.

  Under the Merger Agreement, Parent and the Company agree to consult with one another before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or the transactions contemplated thereby. Parent and the Company further agree not to issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange to which Parent or the Company is a party.

  Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) to the extent required by the MBCL and the Company's Articles of Organization and Bylaws, the Merger Agreement, the Merger and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote or consent of the stockholders of the Company; (b) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Parent or the Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Merger Agreement, provided, however, that each of the parties shall have used its reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as practicable any injunction or other order that may be entered; (c) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Act ("HSR") shall have expired or been terminated, and all other required governmental filings and consents shall have been made or obtained, other than the filing of the Articles of Merger; (d) the Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer;
(e) the representations and warranties of the Company, Parent and the Purchaser set forth in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date of the Merger as though made on and as of the Closing Date; and (f) the Company, Parent and the Purchaser shall have performed in all material respects all obligations required to be performed by each of them under the Merger Agreement at or prior to the Closing Date of the Merger.

  Termination; Certain Payments; Fees and Expenses. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company:
(a) by mutual written consent duly authorized by the Boards of Directors of the Company, Parent and the Purchaser; (b) by either Parent or the Company if any court of competent jurisdiction or other governmental authority will have issued an order, decree, ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action will have become final and nonappealable; (c) by either Parent or the Company if (i) the Offer will have terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer; or (ii) the Purchaser will not have accepted for payment any Shares pursuant to the Offer within 120 days following the commencement of the Offer; provided, however, that the right to terminate the Merger Agreement will not be available to any party whose failure (or failure of its affiliates) to perform in any material respect any of its obligations under the Merger Agreement results in the failure of any condition set forth in Annex I of the Merger Agreement or if the failure of such condition results from facts or circumstances that constitute a material breach of a representation or warranty under the Merger Agreement by such party; (d) by Parent if (i) prior to the purchase of Shares pursuant to the Offer, (A) the Company Board or any committee thereof will have withdrawn or modified in a manner adverse to the Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement; (B) the Company Board or any committee thereof will have recommended to the stockholders of the Company acceptance of a Third Party Acquisition; (C) the Company will have entered into any definitive agreement with respect to a Third Party Acquisition; or
(D) the Company Board or any committee thereof will have resolved to do any of the foregoing; or (ii) the Company will have breached in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement which breach cannot be or has not been cured 20 days after the giving of written notice to the Company; or (e) by the Company if (i) the Company Board will have withdrawn or modified in a manner adverse to the Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve the execution by the Company of a definitive agreement providing for the transactions contemplated by a Superior Proposal, provided that the Company will have complied with the provisions of the Merger Agreement, including the notice provisions therein, and will have made simultaneous payment of the fee contemplated by the Merger Agreement, as described below; or (ii) Parent or the Purchaser will have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement which breach cannot be or has not been cured 20 days after the giving of written notice to Parent or the Purchaser, as applicable, except, in any case, for such breaches which are not reasonably likely to affect adversely Parent's or the Purchaser's ability to complete the Offer or the Merger.

  If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect with no liability on the part of any party hereto, except for fraud and for willful breach of a material obligation contained herein and except that the certain agreements contained in the Merger will survive the termination hereof.

  In the event that: (i) the Merger Agreement is terminated (A) pursuant to
Section 8.1(d)(i) or Section 8.1(e)(i) of the Merger Agreement, or (B) pursuant to Section 8.1(c) or 8.1(d)(ii) of the Merger Agreement, to the extent that the termination or the failure to accept any Shares for payment, as the case may be, will relate to the intentional failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the intentional material breach by the Company of any material representation or warranty of it contained in the Merger Agreement; or (ii) any person will have commenced, publicly proposed or communicated to the Company a proposal with respect to a Third Party Acquisition and (A) the Offer will have remained open for at least 20 business days, (B) the Minimum Share Condition will not have been satisfied, (C) the Merger Agreement will have been terminated and (D) the Company will have consummated a Third Party Acquisition with any person other than Parent or any of its affiliates before or within 12 months after the date of such termination, then, in any such event, the Company will pay Parent promptly (but in no event later than 1 business day after the first of such events will have occurred) a fee of $1,250,000, plus an amount, not to exceed $750,000, equal to Parent's actual and reasonably documented out-of-pocket fees and expenses incurred by Parent and the Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby, which amounts will be payable in immediately available funds.

  In the event that (i) Parent or the Purchaser shall willfully or intentionally breach in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement and as a result thereof the Company shall terminate the Merger Agreement pursuant to Section 8.1 (e)(ii) of such agreement or (ii) Parent shall elect to terminate the Merger Agreement and fail to proceed to consummate the Offer or the Merger after all applicable conditions shall have been satisfied, then, in either of such events, Parent shall pay to the Company promptly (but in no event later than one business day after the date of such termination) a fee of $1,250,000, plus an amount, not to exceed $400,000, equal to the Company's actual and reasonably documented out-of-pocket fees and expenses incurred by the Company in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions thereby, which amounts shall be payable in immediately available funds. Such payment by Parent to the Company shall represent the sole and exclusive remedy at law or in equity to which the Company and its officers, directors, representatives and other affiliates shall be entitled in the event the Merger Agreement shall be terminated in the circumstances contemplated by clauses (i) and (ii) of this paragraph.

  In the event that either the Company or Parent fails to pay any amounts owing pursuant to the foregoing when due, interest will be paid on such unpaid amounts, commencing on the date such amounts became due, at a rate equal to the rate of interest publicly announced by Bank of America NT&SA from time to time in San Francisco, California, as such bank's "reference rate" plus 3%.

  Except as set forth above and in "THE OFFER -- Fees and Expenses" in the Offer to Purchase, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees and expenses, whether or not the transactions contemplated by the Merger Agreement are consummated.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

  In considering the recommendations of the Company Board with respect to the Offer and the Merger and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of the Company have interests in the Offer and the Merger which are described below and which may be in addition to their interests as stockholders of the Company. Stockholders also should be aware that Parent and the Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. The Company Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described in Item 4(b), Recommendations of the Company Board; Fairness of the Offer and the Merger" below.

  Company Stock Option Plan. In 1995 the Company's 1993 Stock Option Plan was amended to provide that, in the event of a transaction such as that contemplated by the Offer, all outstanding stock options under such plan will become fully vested and exercisable with respect to 100% of the Shares covered thereby. If the Purchaser purchases Shares in the Offer and the Minimum Share Condition is not waived, the vesting referred to above will be deemed to occur immediately prior to such purchase.

  The following table sets forth the number of Company options (if fully vested) held by each director and officer of the Company and the net value to be received by reason of the consummation of the Offer.

      NAME                       TITLE                    NET VALUE
      ----                       -----                    ----------
      Thomas J. DeVesto          President & CEO          $1,281,650
      Wayne P. Garrett           Vice President-Finance   $  275,550
      Thomas J. Hannaher         Vice President-Marketing $  246,475
      Robert S. Mainiero         Vice President-Business  $  290,550
      Sandy Ruby                 Vice President-Retail    $  274,350
      Thomas E. Brew, Jr.        Director                 $   37,440
      Franklin S. Browning, Jr.  Director                 $   42,400
      Leo Kahn                   Director                 $   37,440
      Peter B. Seamans           Director                 $   54,440

  Indemnification and Insurance. Under the MBCL, corporations incorporated under the laws of the Commonwealth of Massachusetts are permitted to indemnify their current and former directors, officers, employees and agents under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities. The Company's Articles of Organization provide that each director and officer will be indemnified by the Company to the fullest extent permitted under the MBCL against liabilities and expenses incurred in connection with any threatened, pending or completed legal action or proceeding to which he or she may be made a party or threatened to be made a party by reason of being a director of the Company or a predecessor company, or serving any other enterprise as a director or officer at the request of the Company. The directors and officers of the Company have entered into indemnification agreements with the Company for the purpose of confirming such rights. The Company has also purchased directors' and officers' liability insurance for the benefit of these persons. The Merger Agreement provides that the indemnification rights of the directors and officers of the Company set forth in the Surviving Corporation's charter documents will not for a period of at least six years be modified in a manner that adversely affects such persons. Furthermore, Parent has confirmed in the Merger Agreement that it will cause the Surviving Corporation to honor the existing indemnification agreements with these persons. And finally, the Surviving Corporation will be obligated to maintain the directors' and officers' insurance at the current benefit level for a period of six years following the closing of the Merger unless, at a time following the first anniversary of the date of the Merger Agreement, Parent agrees to directly assume the indemnification obligations of the Surviving Corporation described above. In that event the Surviving Corporation will not be required to continue the insurance coverage. See Item 3(b), "The Merger Agreement-- Covenants of Parent, the Purchaser and the Company" above.

  Change of Control and Severance Agreement. Mr. Wayne Garrett, Vice President-Finance and Chief Financial Officer of the Company, has entered into a letter agreement with the Company, dated as of August 4, 1997, which provides that in the event he is terminated without cause within twelve months after a change of control of the Company, he will be entitled to severance pay in the amount of one times his highest annual base salary during the three years prior to termination of employment. If Mr. Garrett is terminated without cause absent a change of control event, he will be entitled to three months' severance pay. Mr. Garrett's annual base salary for the fiscal year ending June 29, 1997 was approximately $144,000. A "change of control" would be deemed to have taken place if (i) the Company Board appoints a new Chief Executive Officer, or (ii) in connection with any tender or exchange offers or other change in share ownership, a merger or other business combination, or a sale of assets, the persons who were Directors of the Company before such transaction cease to constitute a majority of the Company Board after such transaction. Consummation of the Offer will be deemed a "change of control" for purposes of Mr. Garrett's letter agreement. A "termination of employment" includes a resignation by Mr. Garrett in response to any material diminution of his duties and responsibilities from those currently held by him as Chief Financial Officer of the Company. "Cause" is defined as willful misconduct, conviction of a felony or other crime involving moral turpitude, or fraud, embezzlement or other conduct involving material dishonesty.

INTERCOMPANY ARRANGEMENTS BETWEEN PARENT AND THE COMPANY

  Common Stock and Warrant Purchase Agreement. Parent and the Company entered into a Common Stock and Warrant Purchase Agreement dated as of February 20, 1997 (the "Common Stock and Warrant Purchase Agreement"), pursuant to which Parent purchased 912,294 shares of Common Stock of the Company, at a purchase price of $5.25 per share, and a warrant to purchase 257,314 shares of Common Stock of the Company at an exercise price of $6.00 per share.

  Common Stock Purchase Warrant. Pursuant to the Common Stock and Warrant Purchase Agreement, on February 28, 1997, Parent purchased a warrant to purchase 257,314 shares of Common Stock of the Company (the "Warrant") for a consideration of $1,000. The exercise price of the shares under the Warrant is $6.00 per share. The Warrant may be exercised at any time prior to February 28, 2001, provided that (i) the Company will have received a blanket purchase order from Parent within twenty days of the issuance of the Warrant for the purchase of at least $3,000,000 of the Company's products during the first twelve months after the issuance of the Warrant and (ii) concurrently with the issuance of such purchase order, Parent delivers funds in the amount of $1,000,000 to the Company to be applied against purchase orders issued by Parent for the Company's products. Parent has fulfilled the foregoing conditions and is entitled to exercise the Parent Warrant.

  Investors' Rights Agreement. Parent and the Company entered into an Investors' Rights Agreement dated as of February 28, 1997 (the "Investors' Rights Agreement"), pursuant to which the Company granted Parent

(i) certain rights to register the shares of Common Stock (including shares issuable upon exercise of the Warrant) purchased by Parent under the Common Stock and Warrant Purchase Agreement with the SEC, (ii) so long as Parent holds at least 456,142 shares of Common Stock, a right of first refusal to purchase, on a pro rata basis, any new securities proposed to be issued by the Company, subject to certain exceptions, (iii) so long as Parent holds at least 250,000 shares of Common Stock, a right to receive annual, quarterly and monthly financial statements from the Company, and (iv) so long as Parent holds at least 456,147 shares of Common Stock, a right to designate one nominee for election to the Company Board or, if no director on the Company Board is a designee of Parent, a right to attend meetings of the Company Board as a nonvoting observer.

  Voting Agreement. Parent, the Company, Henry E. Kloss and Thomas J. DeVesto entered into a Voting Agreement dated as of February 28, 1997, pursuant to which (i) the Company agreed, at all elections of directors, to nominate one person designated by Parent, and (ii) Henry Kloss and Thomas DeVesto agreed to vote all their shares for the election of such nominee. This Voting Agreement terminates upon the earlier of ten years from the date of the agreement or at such time that Parent holds less than 456,147 shares of Common Stock of the Company.

  Exclusive Distribution Agreement. Parent and the Company entered into an Exclusive Distribution Agreement dated as of February 28, 1997 (the "Distribution Agreement"), pursuant to which the Company granted Parent an exclusive right to distribute and sell the Company's multimedia products. Parent's right of exclusive distribution of the Company's multimedia products is subject to certain performance milestones described in the Distribution Agreement.

  Non-Disclosure Agreement. The Company and Creative Labs, Inc., a wholly owned subsidiary of Parent ("Creative Labs"), entered into a Mutual Confidentiality and Non-Disclosure Agreement dated October 18, 1996, pursuant to which the Company and Creative Labs agreed to treat and maintain all proprietary and confidential information received from the other in confidence. As a term of the Merger Agreement, Parent and the Company have agreed that all of the information passed between them in connection with their respective review and evaluation of the Offer and the Merger would be deemed subject to this Agreement.

  DeVesto Employment Agreement. On February 18, 1997, Mr. DeVesto, President and Chief Executive Officer of the Company, entered into an Employment Agreement with the Company providing for the employment of Mr. DeVesto for a three-year period terminating on February 17, 2000. As compensation for such service for the first year under the Employment Agreement, Mr. DeVesto is to receive an annual base salary of not less than $385,000. This salary will be subject to adjustment as determined in the discretion of the Company Board. Under the Employment Agreement, Mr. DeVesto has also agreed to certain non-competition and non-solicitation provisions effective during the term of his employment with the Company and for a one-year period thereafter. Both the Company and Mr. DeVesto have agreed to give the other six months' prior notice in the event that one of them intends to terminate the employment of Mr. DeVesto. In the event that either the Company or Mr. DeVesto elects to terminate his employment with the Company at any time, Mr. DeVesto will be entitled to receive a lump sum payment equal to one-year's base salary in consideration for his agreements with respect to non-competition and non-solicitation. In connection with the negotiation of the Merger Agreement and the transactions contemplated thereby, Parent requested that Mr. DeVesto agree to certain clarifications to his Employment Agreement, principally relating to the effect of the Company failing to give a full six months' notice prior to terminating Mr. DeVesto's employment with the Company. Mr. DeVesto consented to these clarifications, and the Employment Agreement was amended and restated to incorporate these changes effective October 29, 1997.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) The Company's Board of Directors (the "Company Board") (with the director who is the designee of Parent not present or participating in any such meeting or discussion of the Company Board) has unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the Public Stockholders of the Company and the Company Board (with the director who is a designee of Parent not present or participating in any pertinent meeting or discussion of the Company Board) unanimously recommends that the Public Stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

  (b) BACKGROUND OF THE OFFER AND THE MERGER.

  In September 1996 Mr. Robert Mainiero, Vice President of the Company, and Mr. Chris Kukshtel, Product Marketing Manager of Creative Labs had an initial telephone discussion regarding the possibility of Parent distributing the Company's multimedia speaker products. In mid-September, a meeting occurred between the two gentlemen to continue these discussions.

  On October 7, 1996 in Milpitas, California, representatives of the companies met at Creative Labs' headquarters. Company representatives demonstrated a number of the Company's speaker products. The parties also discussed distribution plans for various products. Present at this meeting were Mr. Thomas DeVesto, President and Chief Executive Officer of the Company, Mr. Maineiro and Mr. Fred Pinkerton, a Vice President of the Company, Mr. Craig McHugh, Vice President, General Manager of Creative Labs, Mr. Hock Leow, Vice President, Multimedia Products of Creative Labs, John Danforth, Vice President and General Counsel of Creative Labs, Greg Woock, Vice President of Sales for Creative Labs and Mr. Kukshtel.

  Following this meeting, via a series of telephone conferences and a face-to-face meeting at Comdex in Las Vegas, Nevada during the second week of November 1996, Mr. DeVesto and Mr. McHugh met and continued discussing the terms regarding a potential distributor relationship, including product launches, product pricing and distribution channels.

  During a conference call the first week of January 1997 among Mr. DeVesto, Mr. McHugh, Mr. Mainiero, and Ken Fong, Marketing Manager of Creative Labs, the parties decided that they wanted to pursue the distributor relationship. Near the end of this conversation, Mr. McHugh inquired as to the possibility of Parent making an equity investment in the Company. At the conclusion of this call, Mr. DeVesto stated that he would discuss the possibility of such equity investment with the Company Board.

  Further discussions regarding a potential equity investment, possible product launch plans, plans for branding existing and future products and specific potential parameters of an exclusive distribution arrangement for Parent with respect to the Company's current and future multimedia speaker products occurred among Messrs. DeVesto, Mainiero and Fong at the Consumer Electronics Show in Las Vegas during the second week of January 1997. During these meetings, Mr. Devesto stated that the Company Board had authorized him to continue discussions with Parent regarding a potential equity investment by the Parent.

  In the last week of January 1997, a meeting took place in the offices of Creative Labs in Milpitas, California to continue these discussions. Present at the meeting were Mr. DeVesto, Mr. Mainiero, Mr. Fong, Mr. Pinkerton, Mr. Sim Wong Hoo, Chairman and Chief Executive Officer of Parent, Mr. Ng Keh Long, Vice President, Corporate Treasurer and Acting Chief Financial Officer of Parent, and Mr. Danforth. The meeting consisted of a presentation by Company management regarding the Company's business and a demonstration of a prototype of PC Works(TM) -- a three piece multimedia speaker consisting of two speakers and a subwoofer. After substantial negotiation, Mr. DeVesto stated that he would present a proposal to the Company Board in which Parent would, among other things, (i) purchase 19.5% of the Company's fully diluted equity, and (ii) receive a warrant to purchase an additional 5.5% of the Company's fully diluted equity.

  During the last week of January 1997, Venture Law Group, outside counsel to Parent, distributed draft investment and distribution agreements to Peabody & Arnold, outside counsel to the Company.

  During the first week of February 1997, Mr. Leow, Mr. Fong and Ms. Erika Rottenberg, Associate Counsel for Creative Labs, visited the Company's headquarters in Newton, Massachusetts. Mr. Leow, Mr. Fong and Ms. Rottenberg were introduced to the Company Board, toured the Company's facilities, met a number of the Company's employees, and discussed plans regarding product distribution and corporate governance issues with Mr. DeVesto, Mr. Mainiero and Mr. Wayne Garrett, Vice President of Finance and Chief Financial Officer of the Company. The parties also discussed a number of due diligence items and plans regarding product and packaging issues. Ms. Rottenberg also met with Donald Burnham and William Kelly of Peabody & Arnold to discuss and negotiate drafts of the agreements necessary to consummate the acquisition and distribution relationship.

  Various due diligence meetings and telephone conferences among the parties occurred throughout early and mid February 1997.

  On February 20, 1997, the Company and Parent entered into definitive agreements providing for the purchase by Parent of 912,294 shares of Company Common Stock at a price of $5.25 per share and issuance to Parent of a warrant to acquire an additional 257,314 shares of Company Common Stock at an exercise price of $6.00 per share, subject to Parent meeting certain performance milestones. These transactions closed on February 28, 1997. As a part of the transaction, Parent was granted the right to designate one nominee for election to the Company Board.

  Following completion of the initial equity investment, Parent and the Company began implementing the distribution arrangement for multimedia speaker products. Early on in the parties' relationship, Parent began to realize that the pricing mechanics of the distribution agreement did not permit it to be competitive in the OEM and bulk speaker businesses, which businesses represent a majority of the speakers sold worldwide.

  Several meetings between the companies occurred between May and July 1997 regarding the working relationship and the Company's new products--PCWorks and two-piece speaker products. During these meetings, the subject of product pricing under the distribution arrangement continued to be discussed. During the third week of June 1997, the parties participated in the E3 Conference in Atlanta, Georgia, and held meetings with their respective customers. Mr. DeVesto and Mr. McHugh also met with each other during the conference to discuss a number of items, including the Parent's belief that the prices the Company was charging Parent for the Company's products were too high for Parent to meet the Company's and Parent's mutual distribution volume goals, and the Company's belief that it would need to increase the prices it was charging to Parent to meet the Company's profitability goals. Mr. DeVesto and Mr. McHugh discussed a number of possible solutions to the product pricing issue, including the possibility of Parent increasing its equity stake in the Company, modifying the distribution arrangement from an exclusive relationship to a non-exclusive relationship, or terminating the distribution agreement.

  Discussions regarding the Parent acquiring more equity in the Company continued throughout the summer months. During a telephone conversation between Mr. DeVesto and Mr. McHugh on August 8, 1997, Mr. DeVesto and Mr. McHugh agreed that they would present a proposal to their respective teams regarding Parent acquiring all of the remaining equity of the Company to determine whether there was any true interest in pursuing such a transaction.

  Mr. McHugh of Creative Labs was appointed to the Company Board at a meeting of the Company Board of Directors held on August 13, 1997. Mr. McHugh excused himself from the Company Board meeting when the Company Board discussed the Company's margins, channel profitability and prospective strategic business proposals and direction.

  In the second week of September, Hambrecht & Quist was informally retained by the Company to assist it in connection with the evaluation of the Company's various strategic alternatives. This arrangement was formalized in an engagement letter dated September 29, 1997.

  After receiving positive indications from both teams, a meeting was held at Creative Labs' headquarters in Milpitas, California on September 19, 1997 between teams representing the Company and Parent to continue discussions. Messrs. DeVesto and Garrett from the Company, and Mr. Ng, Mr. McHugh, Mr. Danforth, Mr. Fong and Ms. Rottenberg from Parent and Creative Labs participated in the meeting, as did Mr. David Golden, of Hambrecht & Quist representing the Company. At this meeting, Mr. Ng indicated that Parent was prepared to purchase all of the remaining outstanding shares at a price of $8.40 per share, representing a premium of approximately 60% over the then-current trading price for the Company's Shares. The representatives of the

Company informed Mr. Ng that they would not be in a position to support a price at this level, but did indicate that they would discuss the matter with the Company Board. During this meeting, Mr McHugh indicated his tentative intention to withdraw from the Company Board in order to avoid any potential conflict of interest in connection with the Company Board's consideration of a possible transaction involving Parent acquiring all remaining equity of the Company. During the fourth week of September, Mr. DeVesto contacted the representatives of Parent to convey that the Company Board had considered the Parent's proposal of $8.40 per share and rejected it.

  On September 23 and 24, meetings occurred in Lisbon, Portugal between Mr. Sim and Mr. DeVesto in which Mr. Sim indicated on a preliminary basis that Parent might consider raising the offered price to a price in the range of $10.00 per share. Discussions between the two parties continued, with representatives of the Company inquiring as to the possibility of whether Parent might be willing to raise its offer. The Company Board discussed the proposal at a meeting held on September 29, 1997.

  During the first week of October 1997, a telephone discussion occurred among Mr. McHugh, Mr. Danforth, Mr. Fong and Mr. Golden in which Mr. McHugh stated that the highest price that Parent would be willing to pay was $10.68 per Share. Mr. Golden indicated that he would present and recommend this price to the Company Board at a meeting to be convened on October 3, 1997. Within a few days Mr. Golden telephoned Mr. Danforth and informed him that the Company wished to proceed toward definitive agreements on the basis of the $10.68 per Share price.

  On October 6, 1997, the Company received an inquiry from The Nasdaq Stock Market regarding the fact that the trading volume in the Company's stock had been unusually high for the day. There was also an increase in the trading price in the Company's Common Stock. In response to this, the Company issued a press release stating that the Company was in discussions with Parent regarding a possible acquisition transaction. Trading in the Company's Stock was halted for a period of time on this day.

  At the direction of the two parties, counsel for each party began to make preparations for the transactions beginning in the first week of October. Various due diligence items were exchanged by the parties. Draft definitive documents were circulated to the parties by Venture Law Group on October 10, 1997.

  On October 15, 1997, Mr. Sim and Mr. Ng from Parent, Mr. McHugh and Ms. Rottenberg from Creative Labs, and Mr. Michael Graves of Price Waterhouse, independent accountants to Parent, met at the Company's headquarters with Mr. DeVesto, Mr. Garrett and Mr. Mainiero of the Company, Joseph Hinkley and Laurie Bazarian from Peabody & Arnold, Mr. Golden and Mr. Frank Pittilo of Hambrecht & Quist, and George Neble from Arthur Andersen, independent accountants to the Company. The representatives from Parent and Creative Labs took a tour of the Company's headquarters and were introduced to and met with a number of the Company's department heads in an effort to allow the Parent and Creative Labs to understand the Company's operating procedures and plans. Mr. Sim, Mr. Ng and Mr. McHugh, along with Mr. DeVesto, visited two of the Company's stores. Ms. Rottenberg, Mr. Hinkley and Ms. Bazarian discussed a number of due diligence items and, in a phone conference with Mr. Steven Tonsfeldt of Venture Law Group, worked towards negotiating the terms of the Merger Agreement. Mr. Graves, Mr. Garrett and Mr. Pittilo discussed a number of financial issues relating to the transaction.

  During the remainder of October, the parties continued to negotiate the transaction documents.

  On October 27 and 28, 1997, the Company Board held meetings to discuss the Offer and the Merger. At the October 27th meeting, Hambrecht & Quist made a presentation of certain financial analyses it had performed in connection with its review of the Offer and the Merger. On October 30, 1997 Hambrecht & Quist rendered its opinion to the Company Board that the consideration to be received by the holders of Company's Common Stock (other than Parent and the Purchaser) pursuant to the Offer and the Merger was fair to such holders from a financial point of view. Representatives of Peabody & Arnold also gave a presentation during these meetings regarding the various legal aspects of the transaction as well as a summary of the principal terms of the Merger Agreement. At the conclusion of these meetings, the Company Board authorized the officers of the Company to proceed with the transaction on terms consistent with those presented and to execute the Merger Agreement. Mr. McHugh of Creative Labs did not attend or participate in any meeting of the Company Board at which the proposed transaction with Parent was discussed or considered, nor was his input sought by the Company Board in connection with the proposed transaction.

  At various times through the month of October, the Board of Directors of Parent discussed on an informal basis the proposed Offer and Merger and terms of the Merger Agreement. At the conclusion of these discussions, by execution of resolutions by circular dated October 30, 1997, the Board of Directors of Parent voted unanimously to approve the Merger Agreement and authorized the officers of Parent to proceed with the transaction on terms consistent with those discussed.

  The Merger Agreement was executed on October 30, 1997, and Parent and the Company issued a joint press release before the opening of the U.S. stock markets on October 31, 1997 announcing such execution.

  On November 3, 1997, the Purchaser commenced the Offer.

RECOMMENDATIONS OF THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER

  The Company Board. The Company Board (with the director who is the designee of Parent not present or participating in any such meeting or discussion of the Company Board) has unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company (other than Parent and Purchaser), and the Company Board (with the director who is the designee of Parent not present or participating in any such meeting or discussion of the Company Board) unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. In reaching these determinations, the Company Board considered the following factors, each of which, in the view of the Company Board, supported such determinations:

  (i) the historical market prices and recent trading activity of the Shares, including the fact that the $10.68 per Share cash consideration to be received by the stockholders of the Company (other than Parent and Purchaser) in the Offer and Merger represents a premium of approximately 50% over the reported closing price on the last full trading day preceding the public announcement of the fact that the Company and Parent were in discussions regarding a possible acquisition transaction, and a premium of approximately 72% and 101% over the average closing price for the one-month and three-month periods, respectively, preceding such date, and the fact that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;

  (ii) the history of the negotiations between the Company Board and its representatives and Parent and its representatives, including the Company Board's belief that Parent and the Purchaser would not further increase the Offer Price and that $10.68 per Share was the highest price that could be obtained from Parent and the Purchaser;

  (iii) the opinion of Hambrecht & Quist that the consideration to be received by holders of the Company's common stock (other than Parent and the Purchaser) pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view, and the report and analysis presented by Hambrecht & Quist in connection therewith;

  (iv) Parent's role as a significant wholesale purchaser of the Company's products, representing a significant portion of the Company's actual and projected revenues and the possibility that, if the Merger were not consummated, the Company and Parent might be unable to resolve a basis upon which to further pursue their exclusive distribution arrangements, thereby potentially impacting the Company's future growth and profits. In addition, if the Company could not find an alternative significant strategic partner, the Company might potentially be required to pursue alternative financing to fund the future growth of the Company which might impact the Company's business and prospects and dilute stockholder's interests in the Company;

  (v) the effect of the Minimum Share Condition that, without the consent of the Company Board, the Offer will not be consummated unless at least that number of Shares that when added to the Shares owned by Parent will constitute two-thirds of the Shares then outstanding (on a fully diluted basis) are validly tendered pursuant to the Offer and not properly withdrawn;

  (vi) the availability of appraisal rights in the Merger for the stockholders of the Company (other than Parent and Purchaser) under the MBCL;

  (vii) the possibility that, because of a future decline in the Company's business, the trading price of the Shares or the stock market in general, the consideration that the stockholders of the Company (other than Parent and Purchaser) would obtain in a future transaction might be less advantageous than the consideration they would receive pursuant to the Offer and the Merger;

  (viii) the review of the possible alternatives to the Offer and Merger (including the possibility of continuing to operate the Company as an independent entity in light of the Company's relative size and the presence of significant competitors in both the retail and wholesale consumer electronics marketplace), the range of possible benefits and risks to the Company's stockholders of such alternatives and the timing and the likelihood of actually accomplishing any such alternatives;

  (ix) the likelihood that the proposed acquisition would be consummated, based in part on the financial condition of Parent;

  (x) the terms and conditions of the Merger Agreement;

  (xi) the fact that pursuant to the Merger Agreement the Company is not prohibited from responding to any unsolicited Superior Proposal (as such term is defined in the Merger Agreement) to acquire the Company, and that, after giving the Parent notice of the receipt of a Superior Proposal and an opportunity to make an offer which the Company Board determines, in its good faith judgment, is as favorable as the Superior Proposal, the Company may elect to terminate the Merger Agreement and pay the termination fee provided for in the Merger Agreement; and

  (xii) the structure of the transaction, which is designed, among other things, to result in receipt by the stockholders at the earliest practicable time of the consideration to be paid in the Offer and the fact that the per Share consideration to be paid in the Offer and the Merger is the same.

  Additional Considerations of the Company Board. The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to assign relative weights to the foregoing factors and, accordingly, the Company Board did not do so. In addition to the factors listed above, the Company Board considered the fact that while consummation of the Offer would result in the stockholders of the Company receiving a premium for their Shares over the trading prices of the Shares prior to the public announcement of the fact that Parent and the Company were in discussions regarding a possible acquisition transaction, consummation of the Offer and the Merger would eliminate any opportunity for stockholders of the Company (other than Parent and Purchaser) to participate in the potential future growth prospects of the Company. The Company Board determined, however, that (i) the loss of opportunity is reflected in the Offer Price, and (ii) there are continued business risks associated with independent operations which could impact the Company's long-term financial prospects.

  In addition, the Company Board determined that the Offer and the Merger are procedurally fair to the stockholders of the Company (other than Parent and Purchaser) because, among other things: (i) the Company Board retained Hambrecht & Quist as its independent financial advisor to assist it in evaluating the Offer and the Merger; (ii) the Minimum Share Condition, which may not be waived without the consent of the Company, was made a condition to the Offer; (iii) there were deliberations pursuant to which the Company Board evaluated the Offer and the Merger and alternatives thereto; and (iv) the $10.68 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Company, on the one hand, and Parent, on the other.

  The Company Board recognized that the Merger is not structured to require the approval of two-thirds of the stockholders of the Company other than Parent or Purchaser, and that if the Offer is consummated Parent and the Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Consummation of the Offer, however, is conditioned upon, among other things, the Minimum Share Condition, which may not be waived without consent of the Company. Pursuant to the Merger Agreement, the purchase by the Purchaser of all Shares validly tendered in the Offer and not withdrawn is a condition to the Merger.

  In making its determinations and recommendations, the Company Board was aware of the matters set forth under Item 3(b), "Interests of Certain Persons in the Offer and Merger" above.

OPINION OF FINANCIAL ADVISOR TO THE COMPANY

  The Company engaged Hambrecht & Quist to act as its financial advisor in connection with the Offer and the Merger (collectively, the "Proposed Transaction") and to render an opinion as to the fairness from a financial point of view to the stockholders of the Company (other than Parent and the Purchaser) of the consideration to be received in the Proposed Transaction. Hambrecht & Quist rendered its oral opinion, subsequently confirmed in writing, on October 30, 1997, to the Company Board that, as of such date, the consideration to be received by the holders of common stock of the Company (other than Parent and the Purchaser) was fair to such holders from a financial point of view. A COPY OF HAMBRECHT & QUIST'S OPINION DATED OCTOBER 30, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, THE SCOPE AND LIMITATION OF THE REVIEW UNDERTAKEN AND THE PROCEDURES FOLLOWED BY HAMBRECHT & QUIST IS ATTACHED AS EXHIBIT 15 HERETO. THE COMPANY'S STOCKHOLDERS ARE ADVISED TO READ THE OPINION IN ITS ENTIRETY. Stockholders should note that the opinion was written for the information of the Company Board in connection with their evaluation of the Proposed Transaction. No limitations were placed on Hambrecht & Quist by the Company Board with respect to the investigation made or the procedures followed in preparing and rendering its opinion.

  In its review of the Proposed Transaction, and in arriving at its opinion, Hambrecht & Quist, among other things: (i) reviewed the publicly available consolidated financial statements of the Company for recent years and interim periods to date and certain other relevant financial and operating data of the Company made available to Hambrecht & Quist from published sources and from the internal records of the Company; (ii) reviewed certain internal financial and operating information, including projections, relating to the Company provided by the management of the Company; (iii) discussed with certain members of the management of the Company the business, financial condition and prospects of the Company; (iv) reviewed the publicly available financial statements of Parent for recent years and interim periods to date and certain other relevant financial and operating data of Parent made available to Hambrecht & Quist from published sources; (v) reviewed the recent reported prices and trading activity for the Company's Common Stock and compared such information and certain financial information of the Company with similar information for certain other companies engaged in businesses Hambrecht & Quist considered comparable to those of the Company; (vi) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions; (vii) reviewed the Merger Agreement; and (viii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data Hambrecht & Quist deemed relevant.

  Hambrecht & Quist did not independently verify any of the information concerning the Company or Parent considered in connection with such parties' review of the Proposed Transaction and, for purposes of its opinion, Hambrecht & Quist assumed and relied upon the accuracy and completeness of all such information. In connection with its opinion, Hambrecht & Quist did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of the Company or Parent, nor did they conduct a physical inspection of the properties and facilities of the Company or Parent. With respect to the financial forecasts and projections used in its analysis, Hambrecht & Quist assumed that they reflect the best currently available estimates and judgments of the expected future performance of the Company. Hambrecht & Quist also assumed that neither the Company nor Parent was a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those in the ordinary course of conducting their respective businesses. Hambrecht & Quist's opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of their opinion. Hambrecht & Quist was not requested to, and did not, formally solicit indications of interest from any other parties in connection with a possible acquisition of, or business combination with, the Company.
  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Hambrecht & Quist analyses set forth below does not purport to be a complete description of the presentation by Hambrecht & Quist to the Company Board. In arriving at its opinion, Hambrecht & Quist did not attribute any particular weight to any analyses or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hambrecht & Quist believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the following summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Hambrecht & Quist presentation to the Company Board and its opinion. In performing its analyses, Hambrecht & Quist made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Hambrecht & Quist (and summarized below) are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be acquired.

  The following is a brief summary of certain financial analyses performed by Hambrecht & Quist in connection with providing its written opinion to the Company Board on October 30, 1997:

  Comparison of Recent Reported Prices and Trading Activity: Hambrecht & Quist compared the average price and trading activity for the Company's Common Stock for a variety of periods prior to October 3, 1997, the last trading day prior to the public announcement of discussions between the Company and Parent. The average price for the week prior to October 3, 1997 was $6.95 per share, the average price for the month prior to October 3, 1997 was $6.14 per share, the average price for the previous three months prior to October 3, 1997 was $5.29 per share and the average price for the six months prior to October 3, 1997 was $5.16 per share. Additionally, Hambrecht & Quist analyzed the volume traded at specific prices for the period from January 1, 1995 to October 3, 1997 and found that for 1995 and 1997, the maximum number of shares traded in the range of $5.20 per share to $5.50 per share. In 1996, the maximum number of shares traded in the range of $3.70 to $4.00 per share. This compared with a value of $10.68 per share pursuant to the Offer and Merger.

  Premium Analysis: Hambrecht & Quist compared the price per share of the Offer as of October 30, 1997 to the last sale price of the Company's Common Stock on both October 3 (the last trading day prior to the public announcement of discussions between the Company and Parent) and September 4, 1997 (the twentieth trading day preceding such announcement) to similar premiums for certain technology and consumer transactions announced since August 1, 1993. Hambrecht & Quist analyzed 10 such public company technology transactions and observed that the average one-day premium and average four-week premium paid in such transactions was 23% and 27%, respectively. Hambrecht & Quist also analyzed 10 such public company consumer transactions and observed that the average one-day premium and average four-week premium paid in such transactions was 25% and 39%, respectively. This compared with the Offer in which the one-day premium was 50% and the four-week premium was 114%. Based on the analysis of premiums paid in comparable transactions, the Company's implied equity value ranged from approximately $6.35 per share to $8.92 per share. This compared with a value of $10.68 per share in the Offer.

  Analysis of Publicly Traded Comparable Companies: Hambrecht & Quist compared selected historical and projected financial information of the Company to publicly traded companies Hambrecht & Quist deemed to be comparable to the Company. Such data and ratios included enterprise value to historical revenue, market value to projected 1997 net income based on management estimates, market value to projected 1998 net income based on management estimates, market value to projected 1997 net income based on published estimates from various brokerage houses ("Wall Street estimates"), market value to projected 1998 net income based on Wall Street estimates, and market value to historical book value. Given the Company's recent history of operating and net losses, analysis of ratios of historic net income, EBIT and EBITDA was not meaningful. All multiples were based on closing stock prices on October 23, 1997. Companies viewed as comparable included certain branded consumer retail companies including Gap, Gucci, Gymboree, Starbucks, Tiffany and Williams-Sonoma; and selected stereo retailers, stereo manufacturers and peripherals manufacturers including Boston Acoustics, Inc., Circuit City Stores, Inc., Good Guys, Inc., Harman International Industries, Inc., Iomega Corp., Recoton Corp., and Zenith Electronics Corp. Hambrecht & Quist determined that the average multiple of the last-twelve-months ended June 30, 1997 revenues for the branded retail companies was 2.1. Hambrecht & Quist determined that the average multiples of calendar-year 1997 estimated net income and calendar-year 1998 estimated net income were 25.9 and 20.8 respectively. Hambrecht & Quist also determined that the average multiple of book value for these companies was 6.2. Based on the analysis of these publicly traded comparable consumer companies, the Company's implied equity value ranged from approximately $2.51 per share to $26.57 per share. Hambrecht & Quist determined that the average multiple of the last-twelve-months ended June 30, 1997 revenues for the stereo retailers, stereo manufacturers and peripherals manufacturers was 1.1. Hambrecht & Quist determined that the average multiples of calendar-year 1997 estimated net income and calendar-year 1998 estimated net income were 22.9 and 17.4 respectively. Hambrecht & Quist also determined that the average multiple of book value for these companies was 4.0. Based on the analysis of these publicly traded comparable stereo retailers, stereo manufacturers and peripherals manufacturers companies, the Company's implied equity value ranged from approximately $2.21 per share to $14.76 per share.

  Discounted Cash Flow Analysis: Hambrecht & Quist analyzed the theoretical valuation of the Company based on the unlevered discounted cash flow of the potential financial performance of the Company as calculated by Hambrecht & Quist. Unlevered free cash flow was derived by taking tax-affected earnings before interest and taxes ("EBIT"), adding non-cash charges for the relevant period, and subtracting other anticipated cash needs for the relevant periods. To estimate the total present value of the Company, before giving effect to its capital structure, Hambrecht & Quist discounted to present value (1) the projected stream of after-tax cash flows and (2) the terminal value (the hypothetical value of selling the enterprise in its entirety at some future date) of the Company's business using discount rates from 12% to 20%. The terminal value of the Company was based on multiples of 0.50, 0.75 and 1.00 times the projected revenues for the fiscal year ended June 30, 2002. At a 12% discount rate, the foregoing analysis yielded an implied equity value for the Company of $7.51 per share to $15.74 per share; at a 16% discount rate, $6.17 per share to $13.29 per share; and at a 20% discount rate, $5.02 to $11.17 per share.

  Analysis of Selected Merger and Acquisition Transactions: Hambrecht & Quist compared the Proposed Transaction with selected comparable merger and acquisition transactions. This analysis included 10 comparable consumer transactions and 10 comparable technology transactions. In examining these transactions, Hambrecht & Quist analyzed certain income statement and balance sheet parameters of the acquired company relative to the consideration offered. Multiples analyzed included consideration offered to historical revenue and to historical book value. Given the Company's recent history of operating and net losses, analysis of multiples of operating and net earnings were viewed as being not meaningful. Selected consumer transactions analyzed include Stairmaster Sports/Medical Products/John Rutledge Partners, Starsight Telecast, Inc./Gemstar International, Inc., Armor All/Clorox, Duracell International, Inc./The Gillette Company, International Jensen, Inc./Recoton Corporation, Marietta Corporation/BFMA Holding Corp., Neutrogena Corp./Johnson & Johnson, Mr. Coffee, Inc./Singapore Brands USA, Inc., Gerber Products/Sandoz Ltd. and Goody Products/Newall Co. The consideration offered in the forgoing transactions was an average multiple of 2.0 times revenue and 4.3 times book value. Based on the analysis of these selected merger and acquisition transactions, the Company's implied equity value ranged from approximately $16.17 per share to $24.04 per share. Selected technology transactions analyzed include Sterling Electronics Corporation/Marshall Industries, Wyle Electronics/Raab Karcher AG, Microcom/Compaq Computer, Compression Labs/V-Tel. U.S. Robotics/3Com, Augat, Inc./Thomas & Betts Corp, Brooktree Corp./Rockwell International, NetWorth/Compaq Computer, Conner Peripherals, Inc./Seagate Technology, Inc., and Acuity Imaging, Inc./Robotic Vision Systems, Inc. The consideration offered in the foregoing transactions was an average multiple of 1.4 times revenue and 4.2 times book value. Based on the analysis of these selected merger and acquisition transactions, the Company's implied equity value ranged from approximately $15.73 per share to $17.04 per share.

  No company or transaction used in the above analyses is identical to the Company or Parent or the Proposed Transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies or company to which they are compared.

  The foregoing description of Hambrecht & Quist's opinion is qualified in its entirety by reference to the full text of such opinion which is attached as
Exhibit 15 hereto.

  Pursuant to an engagement letter dated September 29, 1997 (the "Engagement Letter"), the Company has agreed to pay Hambrecht & Quist a fee in connection with its services as financial advisor to the Company's Board and the rendering of a fairness opinion. The fee with respect to the delivery of a fairness opinion is owed upon the delivery of such opinion, and the fee with respect to financial advisory services is owed upon the closing of the Merger and is not dependent upon the value of the transaction. The Company also has agreed to reimburse Hambrecht & Quist for its reasonable out-of-pocket expenses and to indemnify Hambrecht & Quist against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of Hambrecht & Quist's engagement as financial advisor.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  In connection with the Offer and other matters arising in connection therewith, Hambrecht & Quist has been retained as the exclusive financial advisor to the Company. Pursuant to the Engagement Letter, Hambrecht & Quist agreed to render the following financial advisory services to the Company: (i) review with the Company Board and members of management the Company's financial plans, its strategic plans and business alternatives; (ii) assist the Company in the evaluation and, if determined to be advisable, selection of potential acquirors and represent the Company in contacting, qualifying and negotiating with potential acquirors approved by the Company; (iii) meet with the Company Board and members of management to discuss the Company's position and any recommendation to stockholders concerning any proposal to acquire the Company as well as available strategic alternatives and their financial implications; (iv) assist the Company in the preparation of confidential descriptive materials for review by potential one or more acquirors in connection with their evaluation of a sale transaction; (v) offer counsel with respect to the adequacy of the consideration offered in any proposal to acquire the Company as well as advisable negotiating tactics, if any; (vi) if requested, render an opinion for the use of the Company Board in their evaluation of the proposed sale as to the fairness from a financial point of view to the Company and its stockholders of the consideration to be received by the Company and its stockholders in connection with the sale of the Company (a "Fairness Opinion"); and (vii) render such additional assistance as the Company may reasonably request in connection with the sale of the Company. Pursuant to the Engagement Letter, the Company has agreed to pay Hambrecht & Quist (i) if a Fairness Opinion is requested by the Company, a fee, payable in cash on delivery of such Fairness Opinion (orally or in writing, whichever occurs first), equal to $200,000.00, such fee to be credited against any further fees payable pursuant to the Engagement Letter, and (ii) upon consummation of the sale of the Company, an additional fee, payable in cash at closing, equal to $400,000.00 plus 4.0% of consideration received in excess of $11.00 per share, less any Fairness Opinion fee previously paid. In addition, the Company agreed to reimburse Hambrecht & Quist for reasonable out-of-pocket expenses incurred in connection with the Merger and to indemnify Hambrecht & Quist for certain liabilities that may arise out of its engagement by the Company and the rendering of its opinion. Hambrecht & Quist is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Hambrecht & Quist also has performed certain investment banking services for the Company. The Company selected Hambrecht & Quist as its financial advisor on the basis of its experience and expertise in transactions similar to the Offer and the Merger, its reputation in the technology and investment communities and its knowledge of and familiarity with the Company resulting from the investment banking services it has previously provided to the Company.

  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) To the best knowledge of the Company, no transactions in Shares have been effected during the past 60 days by the Company or any of its executive officers, directors or affiliates.

  (b) To the best knowledge of the Company, all of its executive officers, directors or affiliates presently intend to tender all Shares to Purchaser pursuant to the Offer, which are owned beneficially by such persons, subject to and consistent with any fiduciary obligations in the case of Shares held by fiduciaries.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth in Item 3 or in Item 4(b) above, or below, the Company is not engaged in any negotiations in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

Nasdaq Matters

  Depending upon the number of Shares purchased pursuant to the Offer, the Company's Shares may no longer meet the standards for continued inclusion in The Nasdaq Stock Market. According to published guidelines, the Company's Shares would not be eligible to be included for listing if, among other things, the number of publicly held shares falls below 500,000, the number of holders falls below 400 or the aggregate market value of such publicly held shares falls below $3,000,000. If these standards are not met, the Company's shares might continue to be listed on The Nasdaq SmallCap Market, Inc., but if the number of holders falls below 300, or if the number of publicly held shares falls below 100,000, or if the aggregate market value of such publicly held shares falls below $200,000 or there are not at least two registered and active market makers (one of which may be a market maker entering a stabilizing bid), The Nasdaq Stock Market rules provide that the securities would no longer qualify for inclusion and would cease to provide any quotations. Shares held directly or indirectly by an officer or director of the Company or by a beneficial owner of more than 10% of the Shares will ordinarily not be considered as being publicly held for purposes of these standards. In the event the Company's Shares are no longer eligible for quotation on The Nasdaq Stock Market, quotations might still be available from other sources. The extent of the public market for the Company Shares and the availability of such quotations would, however, depend upon the number of holders of such shares remaining at such time, the interest in maintaining a market in such shares on the part of securities firms, the possible termination of registration of such shares under the Exchange Act as described below, and other factors.

  On October 22, 1997, the Company received a letter from The Nasdaq Stock Market, Inc. ("Nasdaq"), dated October 22, 1997 (the "Nasdaq Letter"), concerning the private placement to Parent on February 28, 1997 of 912,294 shares of the Company's Common Stock and a Warrant to purchase 257,314 shares of the Common Stock of the Company. The Nasdaq Letter states that Nasdaq has determined that the private placement may have occurred in violation of Marketplace Rule 4460(i)(1)(b) of The Nasdaq Stock Market. Marketplace Rule 4460(i)(1)(b) generally requires an issuer with shares traded on The Nasdaq Stock Market to obtain shareholder approval when an issuance of its stock would result in a change of control of the issuer.

  Nasdaq has requested that the Company provide to Nasdaq, by no later than November 4, 1997, a summary and supporting documentation as to why shareholder approval was not obtained for the private placement to Parent. If the Company's submission is deemed not to warrant continued listing on The Nasdaq Stock Market, the Nasdaq Letter states that Nasdaq will immediately send the Company a formal notice of deficiency and commence the process of delisting the Company's Common Stock from The Nasdaq Stock Market. The Nasdaq Letter states that no delisting action will be taken until the Company has had adequate time to respond to Nasdaq's formal notice.

  The Company believes that the private placement to Parent did not result in a change of control of the Company and that no grounds exist for the delisting of the Company's shares from The Nasdaq Stock Market. However, in the event that the Offer is not consummated and the Company's Common Stock is delisted from The Nasdaq Stock Market, such delisting would likely have an adverse effect upon the trading value of the Company's Common Stock, the Company's ability to effect equity financings, and, accordingly, could have a material adverse effect upon the Company.

Appraisal Rights

  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company may have certain rights under the MBCL to dissent and demand appraisal of, and payment in cash for the fair value of, the Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

Tax Matters

  The summary of Federal income tax consequences set forth below is for general information only and is based on the law as currently in effect. The tax consequences to each stockholder will depend in part upon such stockholder's particular situation. Special tax consequences not described herein may be applicable to particular classes of taxpayers, such as financial institutions, broker-dealers, persons who are not citizens or residents of the United States and stockholders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation. ALL STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS AND OF CHANGES IN SUCH TAX LAWS.

  The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for Federal income tax purposes under the Code, and may also be a taxable transaction under applicable state, local or foreign income and other tax laws. Generally, for Federal income tax purposes, a tendering stockholder will recognize gain or loss in an amount equal to the difference between the cash received by the stockholder pursuant to the Offer and the stockholder's adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer. For Federal income tax purposes, such gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the stockholder, and a long-term capital gain or loss if the stockholder's holding period is more than one year.

  A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals and entities) that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its TIN and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A stockholder who does not furnish its TIN may be subject to a penalty imposed by the IRS. See "THE OFFER -- Procedure for Accepting the Offer and Tendering Shares" in the Offer to Purchase.

  If backup withholding applies to a stockholder, the Depositary (as defined in the Merger Agreement) is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an appropriate income tax return.

  The receipt of cash by stockholders pursuant to the Merger should result in Federal income tax consequences to such stockholders similar to those described above.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

   Exhibit  1 -- Form of Offer to Purchase, dated as of November 3, 1997
                 (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-1 filed by Purchaser and Parent with the SEC on November 3, 1997).
   Exhibit  2 -- Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule 14D-1 filed by Purchaser and Parent with the SEC on November 3, 1997).
   Exhibit  3 -- Agreement and Plan of Merger dated as of October 30, 1997 by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit (c)(1) to the Schedule 14D-1 filed by Purchaser and Parent with the SEC on November 3,
                 1997).
   Exhibit  4 -- Proxy Statement of the Company dated September 29, 1997 relating to the Company's 1997 Annual Meeting of Stockholders
   Exhibit  5 -- Text of Press Release, dated October 6, 1997, issued by the
                 Company (incorporated herein by reference to Exhibit 1 to the Schedule 13D (Amendment No. 1) filed by Parent with the SEC on
                 October 8, 1997).
   Exhibit  6 -- Text of Joint Press Release, dated October 31, 1997, issued by the Company and Parent (incorporated herein by reference to Exhibit (a)(9) to the Schedule 14D-1 filed by Purchaser and Parent with the SEC on November 3, 1997).
   Exhibit  7 -- Employment Agreement, dated February 18, 1997, between the
                 Company and Thomas J. DeVesto, as amended and restated effective October 29, 1997 (incorporated herein by reference to Exhibit (c)(2) to the Schedule 14D-1 filed by Purchaser and Parent with the SEC on November 3, 1997).
   Exhibit  8 -- Common Stock and Warrant Purchase Agreement dated as of
                 February 20, 1997 by and between Parent and the Company
                 (incorporated herein by reference to Exhibit 10.39 to the Company's Quarterly Report on Form 10-Q filed with the SEC on
                 May 14, 1997).
   Exhibit  9 -- Common Stock Purchase Warrant dated February 28, 1997 having
                 Parent as Registered Holder (incorporated herein by reference to Exhibit 10.40 to the Company's Quarterly Report on Form 10-
                 Q filed with the SEC on May 14, 1997).
   Exhibit 10 -- Investors' Rights Agreement dated as of February 28, 1997 between Parent and the Company (incorporated herein by reference to Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 14, 1997).
   Exhibit 11 -- Voting Agreement dated as of February 28, 1997 by and among
                 Parent, the Company, Henry E. Kloss and Thomas J. DeVesto
                 (incorporated herein by reference to Exhibit 1 to the Schedule
                 13D filed by Parent with the SEC on March 19, 1997).
   Exhibit 12 -- Exclusive Distribution Agreement dated as of February 28, 1997 between Parent and the Company (incorporated herein by reference to Exhibit 10.42 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 14, 1997).
   Exhibit 13 -- Mutual Confidentiality and Non-disclosure Agreement, dated
                 October 18, 1996, between Creative Labs, Inc. and the Company
                 (incorported herein by reference to Exhibit (c)(8) to the Schedule 14D-1 filed by Purchaser and Parent with the SEC on November 3, 1997).
   Exhibit 14 -- Letter to Stockholders of the Company dated November 3, 1997.*
   Exhibit 15 -- Opinion of Hambrecht & Quist LLC, dated October 30, 1997.*

--------
*  Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CAMBRIDGE SOUNDWORKS, INC.

                                          By:  /s/ Thomas J. DeVesto
Dated: November 3, 1997                      ----------------------------------
                                          Name: Thomas J. DeVesto
                                          Title: President and Chief Executive
                                           Officer

                                    ANNEX I

                             INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about November 3, 1997 as part of the Cambridge SoundWorks, Inc. (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with respect to the tender offer by CSW Acquisition Corporation (the "Purchaser") to the holders of record of the Company's Common Stock, without par value per share (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-
9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Company Board") pursuant to an Agreement and Plan of Merger among dated as of October 30, 1997 by and among Creative Technology Ltd. (the "Parent"), Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that promptly upon the purchase by the Purchaser of Shares in the Offer, and from time to time thereafter, the Purchaser will be entitled to designate that number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by the Purchaser, Parent and any direct or indirect wholly owned subsidiary of Parent (including Shares purchased in the Offer) bears to the total number of Shares outstanding at such time, and to effect the foregoing the Company will upon request by the Purchaser, at the Company's election, either increase the number of directors comprising the Company Board or seek and accept resignations of incumbent directors. The first date on which designees of the Purchase will constitute a majority of the Company Board is referred to as the "Cut-Off Date." At such time, the Company will use its reasonable best efforts to cause individuals designated by the Purchaser to constitute the same percentage of each committee of the Board as such individuals represent on the Company Board.

  Following the Cut-Off Date and prior to the Effective Time, the Company Board will have at least one director who is neither designated by the Purchaser, an employee of the Company nor otherwise affiliated with the Purchaser (one or more of such directors, the "Independent Directors") and any amendment of the Merger Agreement or the Articles of Organization or Bylaws of the Company, any termination or amendment of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or any exercise or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of the Independent Directors.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14F-1 promulgated thereunder.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  WE ARE NOT NOW ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME.

  The information contained in this Information Statement concerning Purchaser and Parent has been furnished to the Company by Parent and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

  Purchaser has informed the Company that it currently intends to designate the following persons (the "Acquisition Designees") for election:

  NAME, CITIZENSHIP AND                                     MATERIAL POSITIONS
    CURRENT BUSINESS             PRESENT OCCUPATION OR        HELD DURING THE
         ADDRESS         AGE          EMPLOYMENT              PAST FIVE YEARS
  ---------------------  --- ----------------------------   -------------------
 Sim Wong Hoo(1)          42 Chairman of the Parent's       N/A
                             Board of Directors and Chief
                             Executive Officer of Parent
                             since 1981.
 Ng Keh Long(1)           38 Vice President, Corporate      Senior Manager,
                             Treasurer and Acting Chief     Price Waterhouse
                             Financial Officer of Parent    from prior to 1992
                             since May 1996; Held various   to 1993.
                             financial positions from
                             April 1993 through April
                             1996.
 Craig L. McHugh(2)       40 Vice President and General     Vice President of
                             Manager of Creative Labs       Sales and
                             since January 1996; Held       Marketing, Trace,
                             various positions at           Inc. from prior to
                             Creative Labs from November    1992 to 1993.
                             1993 to January 1995.
 John D. Danforth(2)      39 Vice President and General     Partner, Morrison &
                             Counsel of Creative Labs       Foerster from prior
                             since October 1995; General    to 1992 to 1994.
                             Counsel since July 1994.
 Chon H. Leow(2)          46 Vice President of Multimedia   Independent
                             Division of Creative Labs      management
                             since July 1996; Held          consultant from
                             various positions at           prior to 1992 to
                             Creative Labs from May 1993    1993.
                             through July 1996.
 Erika F. Rottenberg(2)   35 Associate Counsel of           Associate, Cooley
                             Creative Labs since            Godward from 1992
                             September 1996.                to 1996.

--------
(1) Mr. Sim and Mr. Ng are citizens of Singapore, and their current business address is Creative Technology Ltd., 31 International Business Park, Creative Resource, Singapore 609921.
(2) Mr. McHugh, Mr. Danforth, Mr. Leow and Ms. Rottenberg are citizens of the United States, and their current business address is 1901 McCarthy Boulevard, Milpitas, California 95035.

  None of the Acquisition Designees (i) is currently a director of, or holds any position with the Company, other than Mr. McHugh, (ii) has a familial relationship with any of the directors or executive officers of the Company or
(iii) to Parent's knowledge, beneficially owns any equity (or rights to acquire any equity) of the Company, except to the extent that the Shares of Common Stock under the control of Parent may be attributed to any of the Acquisition Designees (of which beneficial ownership is hereby disclaimed). The Company has been advised by Parent that, to Parent's knowledge, none of the Acquisition Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

  It is expected that the Acquisition Designees may assume office at any time following the purchase by Purchaser of a majority of Shares pursuant to the Offer. Purchaser has informed the Company that each of the Acquisition Designees has consented to act as a director of the Company, if so designated.

                    INFORMATION WITH RESPECT TO THE COMPANY

  As of October 23, 1997, there were 3,804,824 shares of Common Stock, without par value, of the Company issued and outstanding, all of which shares are entitled to one vote per share. The Common Stock is the only class of voting securities of the Company which are outstanding.

                     PRINCIPAL AND MANAGEMENT STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of October 23, 1997, by (i) each director of the Company, (ii) each of the executive officers named in the Summary Compensation Table included elsewhere in this Annex I under "Executive Compensation", (iii) all directors and executive officers of the Company as a group and (iv) each person known by the Company to own beneficially more than 5% of the Common Stock.

  In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner, for purposes of this table, of any voting securities of the Company if he or she has or shares voting power or investment power with respect to such security or has the right to acquire beneficial ownership at any time within 60 days of October 23, 1997. As used herein, "voting power"is the power to vote or direct the voting of shares, and "investment power" is the power to dispose of or direct the disposition of shares. Except as indicated in the notes following the table below, each person named has sole voting and investment power with respect to shares listed as being beneficially owned by such person.

                                                       SHARES OF COMMON STOCK
                                                         BENEFICIALLY OWNED
                                                       -------------------------
                                                          NUMBER      PERCENT
                                                       ------------- -----------
Creative Technology Ltd (1)...........................     1,169,608      28.8%
31 International Business Park
Creative Resource
Singapore, 609921
William R. Hambrecht (2)..............................       337,000       8.9%
c/o Hambrecht & Quist
One Bush Street
San Francisco, CA 94104
Henry E. Kloss........................................       322,766       8.5%
174 Brattle Street
Cambridge, MA 02138
DIRECTORS AND OFFICERS
Thomas J. DeVesto (3).................................       438,605      11.3%
Thomas E. Brew, Jr. (4)...............................         8,000         *
Franklin S. Browning, Jr. (4).........................         8,000         *
Wayne P. Garrett (5)..................................        21,666         *
Thomas J. Hannaher (6)................................        25,394         *
Leo Kahn (4)..........................................        14,300         *
Robert S. Mainiero (7)................................        15,000         *
Craig L. McHugh.......................................           --        --
Sandy Ruby (8)........................................        21,666         *
Peter B. Seamans (4)..................................         8,000         *
All directors and executive officers as a group
 (10 persons)(3)(4)(5)(6)(7)(8).......................       560,631      14.0%

--------
 *  Less than one percent.

(1) According to a report filed with the Securities and Exchange Commission on
    Schedule 13D, dated March 5, 1997, Creative Technology Ltd. exercises sole voting power with respect to 1,169,608 shares of Common Stock including currently exercisable warrants to purchase 257,314 shares of Common Stock.

(2) According to a report filed with the Securities and Exchange Commission on Amendment No. 1 to Schedule 13D, dated August 15, 1997, William R. Hambrecht is the Chairman of Hambrecht & Quist Group ("H&Q

    Group", which is the sole parent of Hambrecht & Quist California), Hambrecht & Quist California ("H&Q California", which is a member of Hambrecht & Quist LLC) and Hambrecht & Quist LLC ("H&Q LLC") and is a trustee of The Hambrecht 1980 Revocable Trust ("Trust"). Mr. Hambrecht shares voting and investment power with respect to the 145,000 shares (3.4%) held by H&Q LLC and 192,000 shares (4.4%) held by the Trust. Mr. Hambrecht disclaims beneficial ownership as to 337,000 shares. Each of H&Q Group and H&Q California disclaims beneficial ownership as to 145,000 shares.

(3) Includes currently exercisable options granted to Mr. DeVesto to purchase 74,167 shares of Common Stock and a currently exercisable option to purchase 100,000 shares of Common Stock from Henry Kloss pursuant to an agreement between Mr. DeVesto and Mr. Kloss. Includes 11,530 shares of Common Stock held by Mr. DeVesto as custodian for minor children with respect to all of which shares Mr. DeVesto disclaims beneficial ownership.

(4) Includes currently exercisable options granted to each of Messrs. Brew, Browning, Kahn and Seamans to purchase 8,000 shares of Common Stock.

(5) Includes currently exercisable options granted to Mr. Garrett to purchase 21,666 shares of Common Stock.

(6) Includes currently exercisable options granted to Mr. Hannaher to purchase 25,394 shares of Common Stock.

(7) Includes currently exercisable options granted to Mr. Mainiero to purchase 15,000 shares of Common Stock.

(8) Includes currently exercisable options granted to Mr. Ruby to purchase 21,666 shares of Common Stock.

                     COMPLIANCE WITH SECTION 16(A) OF THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

  Section 16(a) of the Securities Exchange Act of 1934 requires directors, executive officers and stockholders who own more than 10% of the outstanding Common Stock of the Company to file with the Securities and Exchange Commission and Nasdaq reports of ownership and changes in ownership of voting securities of the Company and to furnish copies of such reports to the Company. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, during the year ended June 29, 1997, or written representations in certain cases, the Company believes that all
Section 16(a) filling requirements were satisfied during the year ended June 29, 1997, except that through inadvertence, Leo Kahn failed to file a Form 4 to reflect certain Common Stock purchases for which a Form 5 has now been filed with the Commission and Nasdaq.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information concerning executive officers and directors of the Company:

            NAME            AGE                     POSITION
            ----            ---                     --------
 Thomas J. DeVesto          50  President, Chief Executive Officer and Director
                                Vice President-Finance, Chief Financial
 Wayne P. Garrett           41  Officer, Treasurer and Clerk
 Thomas J. Hannaher         45  Vice President-Marketing
 Robert S. Mainiero         41  Vice President-Business Development
 Sandy Ruby                 56  Vice President-Retail
 Thomas E. Brew, Jr. (1)(2) 55  Director
 Franklin S. Browning, Jr.  69  Director
 Leo Kahn (1)(2)            80  Director
 Craig L. McHugh            40  Director
 Peter B. Seamans (1) (2)   73  Director

--------
(1) Member of Audit Committee

(2) Member of Compensation Committee

  THOMAS J. DEVESTO co-founded the Company. He has been a director, President and Chief Executive Officer since 1988. From 1985 to 1988, he was a consultant to ITT Corporation and represented ITT in connection with its relationship with Kloss Video Corporation. From 1978 to 1985, he was Vice President of Sales and Marketing of Kloss Video Corporation. From 1976 through 1978, Mr. DeVesto held various sales management positions in the international and domestic divisions of Advent.

  WAYNE P. GARRETT has been Vice President--Finance, Chief Financial Officer, Treasurer and Clerk of the Company since June 1995. Mr. Garrett was employed by Argus Management Corp. as a management consultant from 1983 to 1995. From 1978 to 1981, he was employed as an auditor by Price Waterhouse. Mr. Garrett has BS and MBA degrees from Boston College and is a Certified Public Accountant.

  THOMAS J. HANNAHER has been Vice President--Marketing of the Company since December 1993. From 1979 to 1993, he owned and operated an advertising and marketing agency and provided consulting services to a number of companies, including the Company, Boston Acoustics, NAD, Tweeter and Apple Computer.

  ROBERT S. MAINIERO has been Vice President--Business Development of the Company since January 1996. Mr. Mainiero was Vice President--Sales for a/d/s from October 1993 to December 1995. From 1985 to 1993 he served as Zone Manager for Alpine Electronics of America and previously served as Assistant National Sales Manager of Kloss Video Corporation.

  SANDY RUBY has been Vice President--Retail of the Company since July 1995. From 1985 to 1995, Mr. Ruby was a systems consultant and Vice President of Practicorp International. Mr. Ruby was a founder and Chief Executive Officer of Tech HiFi, a 70-store consumer electronics retail chain from 1968 to 1984.

  THOMAS E. BREW, JR., has been a director of the Company since June 1995. Mr. Brew has been the President, Chief Executive Officer and a director of Kurzweil Applied Intelligence, Inc., since November 1994. From 1979 to 1994 he was co-founder and Executive Vice President of Argus Management Corp. Mr. Brew is a Certified Public Accountant and an attorney.

  FRANKLIN S. BROWNING, JR. has been a director of the Company since November 1996. Mr. Browning co-founded the Boston advertising agency Humphrey Browning McDoughall in 1970. He was Chairman of HBM until 1983.

  LEO KAHN has been a director of the Company since June 1995. Mr. Kahn has been a partner of United Properties since 1985, and a director of Big V Supermarkets and of Grossman's, Inc., since 1986. In 1948 Mr. Kahn was a founder, President and Chief Executive Officer of Purity Supreme, Inc., and co-founder of Staples, Inc., in 1986.

  CRAIG L. MCHUGH has been a director of the Company since August 1997. Mr. McHugh has been Vice President, General Manager of Creative Labs, Inc. since January 1996. He joined Creative in October 1993 as General Manager of Worldwide OEM and later served as Vice President of Sales and Marketing. Prior to Creative, Mr. McHugh was Vice President of Sales and Marketing at Trace, Inc. and was also a member of their Board of Directors.

  PETER B. SEAMANS has been a director of the Company since March 1996. Mr. Seamans has been a partner with the law firm of Peabody & Arnold since 1957. He previously served as a director of Kloss Video Corporation and Advent Corporation and currently serves on the board of the Peabody Essex Museum and the USS Constitution Museum.

  All directors hold office until the next annual meeting of the stockholders and until their successors are elected and qualified. All officers of the Company are elected annually by the Board of Directors and serve at the Board's discretion. There are no family relationships among any of the directors, or officers of the Company.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Woody Kaplan, a former director of the Company, owns a minority interest in six shopping mall locations in which the Company leases space.

  In February 1994, the Company entered into a License Agreement (the "License Agreement") with Henry Kloss. The License Agreement provides that the Company has the perpetual right to use Henry Kloss's name on products that Mr. Kloss designed or had a substantial role in designing. The rights granted to the Company by Mr. Kloss terminate as to any product whose appearance or performance specifications are materially changed by the Company without Mr. Kloss' consent. Upon termination of Mr. Kloss's employment, the Company agreed not to use his name generically or in connection with a product unless the Company had previously done so or Mr. Kloss consented to such use. Under this Agreement, the Company was not required to make any payments to Mr. Kloss for the right to use his name.

  In April 1996, the Company entered into a Consulting Agreement (the "Consulting Agreement") with Henry Kloss whereby Mr. Kloss agreed to assist the Company in its selection and design of current and future products. The Consulting Agreement expires in September 1999. Pursuant to the terms of the Consulting Agreement, the Employment Agreement and the License Agreement were effectively terminated. No Additional payments were due to Mr. Kloss upon the termination of his Employment Agreement. The Consulting Agreement called for annual payments to Mr. Kloss of $330,000, plus certain fringe benefits, through September 1996 with annual payments thereafter of $110,000, plus certain fringe benefits. The term of the Consulting Agreement extends through September 1999.

  Effective September 30, 1996, Mr. Kloss terminated the Consulting Agreement. At the same time, Mr. Kloss notified the Company of his intention not to stand for reelection as a Director. Mr. Kloss continues to act as a consultant to the Company, for which he is paid $10,565 per month, but for which there is no formal agreement. This arrangement can be terminated by either party at will. Mr. Kloss provided consulting services to the Company during year ended June 29, 1997 for which he received approximately $179,000 from the Company.

  The Company will not extend or guarantee loans to officers, directors, employees or affiliates of the Company unless such loans are (i) approved both by a majority of the Board of Directors and by a majority of the disinterested directors, and (ii) on terms no less favorable to the Company than could be obtained from unaffiliated parties.

  For a discussion of Directors' and Officers' Indemnification and Insurance, see the information contained in Item 3(b) in the Schedule 14D-9, which is incorporated herein by reference.

            INFORMATION ABOUT THE BOARD OF DIRECTORS AND COMMITTEES

  The Board of Directors met five times during the fiscal year ended June 29, 1997. There was no director who during the fiscal year attended fewer than 75 percent of the aggregate of all board meetings and all meetings of committees on which he served.

  The Board of Directors has a three-member Audit Committee which is reconstituted at the first meeting of the Board following the annual meeting of stockholders. The Audit Committee, which met one time during fiscal 1997, meets with the Company's independent auditors and principal financial personnel to review the scope and results of the annual audit and the Company's financial reports. The Audit Committee also reviews the scope of audit and non-audit services performed by the independent public accountants, reviews the independence of the independent public accountants and reviews the adequacy and effectiveness of internal accounting controls. The present members of the Audit Committee are Messrs. Brew, Kahn and Seamans.

  The "disinterested" directors, for purposes for Rule 16b-3 under the Exchange Act, Messrs. Brew, Kahn and Seamans acting as a Compensation Committee, have the authority, subject to the express provisions of the

Company's 1993 Stock Option Plan, to determine the employees of the Company to receive options, the number of shares to be optioned and the terms of the options granted; to construe and interpret the 1993 Stock Option Plan and outstanding options; and to make all other determinations that they deem necessary and advisable for administering the 1993 Stock Option Plan.

  The Board of Directors does not have a standing committee on nominations.

                            DIRECTORS' COMPENSATION

  Outside directors are compensated for their service on the Board of Directors at the rate of $1,000 per meeting plus expenses. Outside directors also receive options to purchase 8,000 shares of the Company's Common Stock upon their election to the Company Board. Such options are exercisable at an exercise price equal to the closing price of the Common Stock on the first business day of the quarter following the quarter in which the director was elected to the Company Board. Directors who are employees of the Company are not paid any additional compensation for serving as directors.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table sets forth certain information with respect to the compensation paid or accrued by the Company for services rendered to the Company in all capacities for the years ended June 29, 1997, June 30, 1996 and July 2, 1995, by its Chief Executive Officer and each of the Company's other executive officers whose total salary and bonus exceeded $100,000 during such 12 month periods:

                                      ANNUAL                       LONG-TERM
                                   COMPENSATION                   COMPENSATION
                                  --------------              --------------------
                                                 OTHER ANNUAL  STOCK   ALL OTHER
        NAME AND          YEARS   SALARY  BONUS  COMPENSATION OPTIONS COMPENSATION
   PRINCIPAL POSITION    ENDED(1)    $      $       ($)(2)    (#)(3)     ($)(4)
   ------------------    -------- ------- ------ ------------ ------- ------------
Thomas J. DeVesto        6/29/97  371,162 27,000     --       205,000     --
 President and Chief
  Executive Officer      6/30/96  335,692    --      --       155,000     --
                          7/2/95  312,693    --      --        25,000     --
Henry E. Kloss           6/29/97        0    --      --           --      --
 Former Chairman of the
  Board and              6/30/96  269,077    --      --         6,250     --
 Former Director of
  Product                 7/2/95  312,693    --      --        25,000     --
 Development
Wayne P. Garrett         6/29/97  144,498 10,800     --        45,000     --
 Vice President--Finance
  and Chief              6/30/96  126,947    --      --        30,000     --
 Financial Officer        7/2/95   18,269    --      --        20,000     --
Thomas J. Hannaher       6/29/97  148,984 10,800     --        45,000     --
 Vice President--
  Marketing              6/30/96  126,947    --      --        30,000     --
                          7/2/95  148,000    --      --        13,720     --
Robert S. Mainiero       6/29/97  130,772 10,800     --        45,000     --
 Vice President--
  Business               6/30/96   62,500    --      --        30,000     --
 Development              7/2/95        0    --      --           --      --
Sandy Ruby               6/29/97  126,526 10,800     --        45,000     --
 Vice President--Retail  6/30/96  117,789    --      --        30,000     --
                          7/2/95        0    --      --           --      --

--------
(1) On March 14, 1995, the Company's fiscal year was changed to end on the Sunday nearest the end of June. Therefore, the Company's fiscal year for 1995 consisted of only six months ended on July 2, 1995. The amount shown for July 2, 1995 has been restated to include the 12 months ended July 2, 1995.

(2) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or ten percent of the total annual salary and bonus reported for the executive officer during the years ended June 29, 1997, June 30, 1996 and July 2, 1995.

(3) Options represent the right to purchase shares of Common Stock at a fixed price per share (fair market value) in accordance with vesting schedules applicable to each option.

(4) The Company did not grant any restricted stock awards or stock appreciation rights (SARs) or make any long-term incentive plan payouts during the year ended June 29, 1997.


OPTION/SAR GRANTS IN LAST FISCAL YEAR

  The following table shows all options granted to each of the named executive officers of the Company during the year ended June 29, 1997, and the potential value at stock price appreciation rates of 5% and 10% over the ten year term of the options. The 5% and 10% rates of appreciation are not intended to forecast possible future actual appreciation, if any, in the Company's stock prices. The Company did not use an alternative present value formula because the Company is not aware of any such formula that can determine with reasonable accuracy the present value based on future unknown or volatile factors.

                                                                      POTENTIAL REALIZABLE
                                                                        VALUE AT ASSUMED
                                                                         ANNUAL RATES OF
                                                                           STOCK PRICE
                                                                        APPRECIATION FOR
                             INDIVIDUAL GRANTS                           OPTION TERM(4)
                         -------------------------                    ---------------------
                                       % OF TOTAL
                                      OPTIONS/SARS
                          NUMBER OF    GRANTED TO
                          SECURITIES   EMPLOYEES   EXERCISE
                          UNDERLYING  IN THE YEAR   OR BASE
                         OPTIONS/SARS    ENDED       PRICE     EXP.
          NAME            GRANTED(#)    6/29/97    ($/SH)(3)   DATE     5%($)      10%($)
          ----           ------------ ------------ --------- -------- ---------- ----------
Thomas J. DeVesto.......    50,000(1)     26.6%      4.13     1/14/07    129,867    329,108
Wayne P. Garrett........    15,000(1)      8.0%      3.75     1/14/07     35,375     89,648
Thomas J. Hannaher......    15,000(1)      8.0%      3.75     1/14/07     35,375     89,648
Robert S. Mainiero......    10,000(2)      5.3%      5.38    12/30/06     33,835     85,743
                            15,000(1)      8.0%      3.75     1/14/07     35,375     89,648
Sandy Ruby..............    15,000(1)      8.0%      3.75     1/14/07     35,375     89,648

--------
(1) These options are exercisable on January 14, 1997, at which time the options are 33 1/3% vested with options vesting in additional 33 1/3% increments in two annual installments commencing on January 14, 1998.

(2) These options are exercisable on December 30, 1997, at which time the options are 33 1/3% vested with options vesting in additional 33 1/3% increments in two annual installments commencing on December 30, 1998.

(3) The exercise price per share is the market price of the underlying Common Stock on the date of grant.

(4) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based upon assumed rates of share price appreciation set by the Securities and Exchange Commission of five percent and ten percent compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, are dependent on the performance of the Common Stock and the date on which the option is exercised. There can be no assurance that the amounts reflected will be achieved.

AGGREGATED OPTION EXERCISES IN THE YEAR ENDED JUNE 29, 1997 AND OPTION VALUES AT JUNE 29, 1997

  The following table sets forth certain information with respect to the unexercised stock options held as of June 29, 1997, by the executive officers named in the Summary Compensation Table above.

                                                NUMBER OF SECURITIES    VALUE OF UNEXERCISED IN-
                          SHARES               UNDERLYING UNEXERCISED     THE-MONEY OPTIONS AT
                         ACQUIRED             OPTIONS AT JUNE 29, 1997      JUNE 29, 1997($)
                            ON       VALUE    ------------------------- -------------------------
                         EXERCISE REALIZED(1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                         -------- ----------- ----------- ------------- ----------- -------------
Thomas J. DeVesto.......   --         --        74,167       130,833      43,875       88,375
Wayne P. Garrett........   --         --        21,666        23,334       6,850       13,100
Thomas J. Hannaher......   --         --        25,394        19,606      10,750       17,000
Robert S. Mainiero......   --         --        15,000        30,000      12,917       25,833
Sandy Ruby..............   --         --        21,666        23,334       6,250       12,500

--------
(1) Value realized equals fair market value on the date of exercise, less the exercise price, times the number of shares acquired without deducting taxes or commissions paid by employee.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During the fiscal year ended June 29, 1997, the Compensation Committee of the Board of Directors of the Company was responsible for establishing executive compensation. No executive officer of the Company served as a director or member of a Compensation Committee, or its equivalent, of another entity, one of whose executive officers served as director of the Company.

  NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN ANY OF THE COMPANY'S FILINGS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE EXCHANGE ACT, THAT MIGHT INCORPORATE FUTURE FILINGS, INCLUDING THIS ANNEX I IN WHOLE OR IN PART, THE FOLLOWING REPORT AND THE STOCK PERFORMANCE GRAPH CONTAINED ELSEWHERE HEREIN SHALL NOT BE INCORPORATED BY REFERENCE INTO ANY SUCH FILINGS NOR SHALL THEY BE DEEMED TO BE SOLICITING MATERIAL OR DEEMED FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE EXCHANGE ACT.

                 REPORT OF THE COMPENSATION COMMITTEE AND THE
                 BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

  During the fiscal year ended June 29, 1997, the Compensation Committee of the Board of Directors of the Company was responsible for establishing and administering the policies which govern annual compensation for the Company's executive officers and was responsible for considering stock option compensation for the Company's executive officers.

OVERVIEW

  The Compensation Committee of the Board of Directors has historically established levels of executive compensation that provide for a base salary and bonuses intended to allow the Company to hire, motivate and retain qualified executive officers. Bonuses were declared in fiscal 1997. From time to time, the Compensation Committee also grants stock options to executive officers and key employees in order to bring the stockholders' interests more sharply into the focus of such officers and employees.

  The Compensation Committee of the Board of Directors establishes the annual salary and bonus of each of the executive officers other than the Chief Executive Officer, based on the recommendations made by the Chief Executive Officer. In determining the recommendations for salary and bonus for each of the other executive officers, the Chief Executive Officer considers each officer's individual performance, attainment of individual goals and the contribution to the overall attainment of the Company's goals.

STOCK OPTIONS AND OTHER COMPENSATION

  Long-term incentive compensation for executive officers consists exclusively of stock options granted under the Company's Stock Option Plans (the "Plans"). Executive officers as well as other key employees of the Company participate in the Plans. During fiscal 1997, the Compensation Committee granted options to Mr. DeVesto and Robert S. Mainiero, to certain newly appointed executive officers and those executive officers whose duties and responsibilities had increased since the prior fiscal year as a result of promotions or departmental restructuring.

BASIS FOR THE COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

  The compensation of Mr. DeVesto, Chief Executive Officer, during the year ended June 29, 1997, was based upon the DeVesto Employment Agreement. The DeVesto Employment Agreement, amended on February 14, 1997, provides for an initial salary of not less than $385,000 and an annual $8,000 car allowance, subject to adjustment at the discretion of the Board of Directors. The Company also awarded Mr. DeVesto options to purchase 50,000 shares of Common Stock.

  Mr. DeVesto received a bonus of $27,000 during the fiscal year ended June 29, 1997.

  The Company does not have, nor does it intend to have in the future, a Chairman of the Board of Directors.

                               Thomas E. Brew, Jr.
                               Leo Kahn
                               Peter B. Seamans

COMPARISON OF FIVE YEAR CUMULATIVE RETURN

  Set forth below is a line graph comparing the Company's 38 month cumulative total stockholder return with the Nasdaq Stock market--US Index and the Nasdaq Non-Financial Index. Cumulative total return is measured assuming an initial investment of $100 and reinvestment of dividends.

               COMPARISON OF 38 MONTH CUMULATIVE TOTAL RETURN*
     AMONG CAMBRIDGE SOUNDWORKS, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
                      AND THE NASDAQ NON-FINANCIAL INDEX

                        PERFORMANCE GRAPH APPEARS HERE

                             CAMBRIDGE      NASDAQ       NASDAQ
Measurement Period           SOUNDWORKS,    NON-         STOCK MARKET
(Fiscal Year Covered)        INC.           FINANCIAL    (U.S.)
-------------------          ----------     ---------    -----------
Measurement Pt-04/14/94      $100           $100         $100
FYE 12/31/94                 $ 63           $ 98         $104
FYE 07/02/95                 $ 84           $124         $130
FYE 06/30/96                 $ 44           $158         $167
FYE 06/29/97                 $ 63           $186         $203

--------
*  $100 INVESTED ON 04/14/94 IN STOCK OR INDEX INCLUDING REINVESTMENT OF
   DIVIDENDS.

                             EXECUTIVE AGREEMENTS

EMPLOYMENT AND CONSULTING AGREEMENTS

  On February 14, 1997 the Company entered into a three year employment agreement with Thomas J. DeVesto (the "DeVesto Employment Agreement") employing him as President and Chief Executive Officer. Pursuant to the DeVesto Employment Agreement, which provides for an initial salary of not less than $385,000, with such adjustments thereto after the first year which the Board of Directors of the Company may approve, Mr. DeVesto is also entitled to certain fringe benefits, including the right to participate in all bonus and benefit programs that the Company makes available to its employees and an annual $8,000 car allowance. The DeVesto Employment Agreement may be terminated by either party on six month's prior notice for any reason in which event Mr. DeVesto is entitled to a payment equal to his then annual salary in consideration of an agreement not to compete with the Company for one year following the termination of his employment.

  For a description of an amendment and restatement to the DeVesto Employment Agreement, see the information contained in Item 3(b), "Intercompany Arrangements Between Parent and the Company--DeVesto Employment Agreement" in the Schedule 14D-9, which is incorporated herein by reference.

  Effective September 30, 1996, Henry Kloss terminated the Consulting Agreement dated April 24, 1996 which he had entered into with the Company to provide general and specific advice, counsel and assistance to the Company with respect to the selection and design by the Company of its current and future products. At the same time, Mr. Kloss notified the Company of his intention not to stand for reelection as a Director. Mr. Kloss continues, on an informal basis, to act as a consultant to the Company for which he is paid $10,565 per month but for which there is no formal written agreement. This arrangement can be terminated by Mr. Kloss or the Company at will.

STOCK PLANS

  On December 31, 1993, the Company adopted, and on January 13, 1994, the stockholders approved, the Company's 1993 Stock Option Plan (the "1993 Stock Option Plan"), pursuant to which options to purchase up to 301,500 shares of Common Stock may be granted to directors, officers and employees of, and consultants or advisors to, the Company. The 1993 Stock Option Plan is intended to encourage ownership of the Company's Common Stock by directors, officers and employees of, and consultants and advisors to, the Company. The 1993 Stock Option Plan provides for the granting of incentive stock options which are intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") as well as non-qualified stock options which do not meet the requirements of Section 422 of the Code. If any unexercised option granted pursuant to the 1993 Stock Option Plan lapses or terminates for any reason, the shares of Common Stock covered thereby may again be optioned under the 1993 Stock Option Plan.

  The 1993 Stock Option Plan is currently administered by the Compensation Committee of the Board of Directors, which consists of three directors, each of whom must be a "disinterested person" within the meaning of Rule 16b-3 under the Exchange Act. The Compensation Committee determines the employees to whom options will be granted, the number of shares to be covered by such options and the terms of such options. No option is exercisable after 10 years from the date on which it is granted.

  The aggregate fair market value (determined at the time of grant) of shares issuable pursuant to incentive stock options which first become exercisable in any calendar year by an employee or officer may not exceed $100,000. Incentive stock options may not be granted at less than the fair market value of the Common Stock on the date of grant or 110% of fair market value in the case of incentive stock options granted to any optionee holding 10% or more of all classes of voting stock of the Company.

  Options issued under the 1993 Stock Option Plan are not transferable, except by will or the laws of descent and distribution. Each option is exercisable only while the optionee is in the employ or serving as a director of, or consultant or advisor to, the Company, except that an incentive stock option is exercisable within up to three months after termination of employment or service to the extent such option has vested at the time of such termination and non-qualified stock options may be exercisable for a longer period after termination of employment or any service arrangement. If an optionee dies while employed or retained by the Company or within three months of the termination of his or her employment by or service to the Company, such optionee's options may be exercised up to 12 months after his or her death. If an optionee is permanently disabled during his or her employment by or service to the Company, such optionee's options may be exercised up to one year following termination of his or her employment or service due to such disability. The exercise price of options granted under the 1993 Stock Option Plan must be paid in full upon exercise in cash, shares of Common Stock already owned by the optionee or by any other means the Board of Directors determines, or a combination thereof.

  The 1993 Stock Option Plan will terminate on January 13, 2004, 10 years from the date the plan was approved by the Company's stockholders, but the Board of Directors may, at any time, terminate, modify or amend such plan. The Board of Directors may not, without the prior approval of the stockholders of the Company, increase the maximum aggregate number of shares for which options may be granted under the 1993 Stock Option Plan.

  The 1993 Stock Option Plan was amended at a Special Meeting of the Stockholders of the Company on November 28, 1995 which was temporarily adjourned and reconvened on December 12, 1995. The amendment to the 1993 Stock Option Plan (i) increased the number of shares of Common Stock authorized for issuance under the 1993 Stock Option Plan, by 168,500, to 470,000 shares, (ii) granted existing and future non-employee directors of the Company options to purchase 8,000 shares of Common Stock under certain conditions and
(iii) provided for the immediate vesting of all options under the 1993 Stock Option Plan in the event of a sale of all or substantially all of the Company's assets or Common Stock to a third party.

  In fiscal year 1997, the Company granted incentive stock options under the 1993 Stock Option Plan to an aggregate of 18 employees of the Company exercisable for an aggregate of 187,820 shares at exercise prices between $3.75 and $5.38 per share, all of which vest over a period of two years or three years. Of the 187,820 shares granted, an option to purchase 10,000 shares was issued to Robert S. Mainiero, on December 31, 1997, at an exercise price of $5.38 per share and an option to purchase 50,000 shares was issued to Thomas J. DeVesto on January 14, 1997, at an exercise price of $4.13, and an option to purchase 15,000 shares was issued to each of Thomas J. Hannaher, Wayne P. Garrett, Robert S. Mainiero and Sandy Ruby, on January 14, 1997, at an exercise price of $3.75 per share.